PROSPECTUS
                                                Filed Pursuant to
                                                Rule 424(b)(3)
                                                Registration No. 333-77231

                                3,149,999 Shares

                            Mohawk Industries, Inc.

                                  COMMON STOCK


The stockholders of Mohawk Industries, Inc. listed below are offering and selling 3,149,999 shares of Mohawk's common stock under this prospectus.

The selling stockholders obtained their shares of Mohawk common stock in connection with the merger of Durkan Acquisition Corp., a wholly owned subsidiary of Mohawk, with and into Durkan Patterned Carpets, Inc. and the merger of Nonpareil Acquisition Corp., a wholly owned subsidiary of Mohawk, with and into Nonpareil Dyeing & Finishing, Inc. Some or all of the selling stockholders expect to sell their shares.

The selling stockholders may offer their Mohawk common stock through public or private transactions, on or off the New York Stock Exchange, at prevailing market prices, or at privately negotiated prices.

Mohawk stock is listed on the New York Stock Exchange and trades under the ticker symbol: "MHK." On May 12, 1999, the closing price of one share of Mohawk common stock on the New York Stock Exchange was $36.375.

Investing in the common stock involves certain risks. See "Risk Factors" beginning on page 3.

--------------------------------------------------------------------------------

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

--------------------------------------------------------------------------------

                  The date of this prospectus is May 13, 1999.

                                  THE COMPANY

Mohawk is the second largest producer of woven and tufted broadloom carpet and rugs for residential and commercial applications in the world. We design, manufacture and market broadloom carpet and rugs across a broad range of colors, textures and patterns, targeting all price points and emphasizing quality, style, performance and service. We market our products through all distribution channels, including carpet retailers, home centers, mass merchandisers, department stores, commercial dealers and some commercial end users.

Our principal executive offices are located at 160 South Industrial Boulevard, Calhoun, Georgia 30701 and our telephone number is (706) 629-7721.

Recent Acquisitions.

Durkan Patterned Carpets, Inc.

On March 9, 1999, we acquired Durkan Patterned Carpets, Inc. and Nonpareil Dyeing & Finishing, Inc. from their respective shareholders, all of whom are selling stockholders named in this prospectus. After the acquisition, the operations of Nonpareil were merged into Durkan. Throughout this prospectus, references to Durkan include references to Nonpareil. Durkan is a leading supplier of commercial carpet to the hospitality market. As a result of the acquisition, Durkan has become our wholly owned subsidiary and we have issued to the selling stockholders Three Million One Hundred Forty-Nine Thousand Nine Hundred Ninety-Nine (3,149,999) shares of Mohawk common stock, which are the shares offered hereby. The acquisition has been accounted for as a pooling-of-interests. As a result, our supplemental consolidated financial statements included in this prospectus reflect the historical consolidated financial statements which have been restated to include the accounts and results of operations of Durkan and Nonpareil.

Image Industries, Inc.

On January 29, 1999, we acquired certain assets and assumed certain liabilities of Image Industries, Inc. and The Maxim Group, Inc. Image was a leading plastic recycler and carpet manufacturer, which primarily manufactured polyester residential carpet. Image had vertically integrated its manufacturing process into the extrusion of polyester fiber from discarded plastic soda bottles and other sources of post-consumer plastics. We intend to continue those operations. The acquisition will be accounted for as a purchase.

                                  RISK FACTORS

IN ADDITION TO THE OTHER INFORMATION IN THIS PROSPECTUS, YOU SHOULD CAREFULLY CONSIDER THE FOLLOWING RISK FACTORS WHEN EVALUATING AN INVESTMENT IN SHARES OF MOHAWK COMMON STOCK.

Risks Related To Acquisitions.

We intend to pursue acquisitions of complementary businesses as part of our business and growth strategies. Although we regularly evaluate acquisition opportunities, we cannot offer assurance that we will be able to:

  .successfully identify suitable acquisition candidates

  .obtain sufficient financing on acceptable terms to fund acquisitions

  .complete acquisitions

  .integrate acquired operations into our existing operations, or

  .profitably manage acquired businesses.

Acquired operations may not achieve levels of sales, operating income or productivity comparable to those of our existing operations, or otherwise perform as expected. Acquisitions may also involve a number of special risks, some or all of which could have a material adverse effect on our business, results of operations and financial condition, including, among others:

  .possible adverse effects on our operating results

  .diversion of our management's attention and our resources, and

  .dependence on retaining and training acquired key personnel.

The Carpet Industry is Cyclical.

The carpet industry is cyclical and is influenced by a number of general economic factors. Prevailing interest rates, consumer confidence in spending for durable goods and disposable income all have an impact on our growth and profitability. In addition, sales of our principal products are related to the construction and renovation of commercial and residential buildings. Any adverse cycle could lessen the overall demand for our products and could, in turn, impair our growth and profitability.

The Carpet Business is Seasonal.

We are a calendar year end company and our results for the first quarter tend to be the weakest. Our second, third and fourth quarters typically produce higher net sales and operating income. These results are primarily due to consumer residential spending patterns and more carpet being installed during the spring and summer months.

Our Business is Competitive.

We operate in a highly competitive industry. We and other manufacturers in the carpet industry compete on the basis of price, style, quality and service. Some of our competitors have greater financial resources at their disposal. We have one competitor whose size could allow it certain manufacturing cost advantages compared to other industry participants. If our competitors substantially increase production and marketing of competing products, then we might be required to lower our prices or spend more on product development, marketing, and sales, either of which could adversely affect our profitability.

An Increase in the Costs of Raw Materials Could Negatively Impact Our Profitability.

The cost of raw materials has a significant impact on the profitability of our company. In particular, our business requires us to purchase large volumes of nylon fiber and polypropylene resin, which is used to manufacture fiber. We do not have any long-term supply contracts for any of these products. While we generally attempt to match cost increases with price increases, large increases in the cost of such raw materials could adversely affect our business, results of operations and financial condition if we are unable to pass these costs through to our customers.

We May Incur Significant Costs to Make Our Systems "Year 2000" Compliant.

Through our restructuring efforts over the past three years, we have installed new information technology systems throughout all of our organization, all of which are Year 2000 compliant. In addition, we have concluded our identification of all other significant information technology systems that are not Year 2000 compliant. We have completed our review of our equipment and software with the respective vendors from whom we purchased the equipment and software to address any noncompliance issues. We have identified certain Year 2000 issues with respect to our business systems. We have formed a committee of employees familiar with our information technology systems and they have assessed and prioritized the need to act, on the basis of each system's importance to us, to ensure that our business systems will be made Year 2000 compliant. We have also completed a review of all process control systems, both proprietary and non-proprietary. This review revealed that certain Year 2000 issues exist. Although we can provide no assurances, we estimate that it will cost no more than approximately $500,000 of incremental costs to make our business systems Year 2000 compliant. These upgrades have been substantially completed, and the upgrades that are still in process will be completed in the second quarter of 1999. Testing of these upgrades is underway and will be completed in the third quarter of 1999.

We have completed the review of our top suppliers and customers to determine their progress in becoming Year 2000 compliant. Our review indicated that all of our major suppliers and customers appear to be in the process of resolving any of their Year 2000 compliance issues and that they do not foresee any material problems. We continue to follow-up with all of our suppliers and customers to insure that all potential problems, including those of our individual plant locations and local suppliers, are managed correctly.

If we cannot successfully and timely resolve our Year 2000 issues, our business, results of operations and financial condition could be materially adversely affected. We have not developed a contingency plan in the event of a Year 2000 problem, however, based upon the results of our internal review, we do not believe a contingency plan is necessary. We will, however, continue to evaluate the need for a contingency plan.

We May Be Responsible for Environmental Cleanup Costs.

Various federal, state and local environmental laws govern the use of our facilities. Such laws govern:

  . Discharges to air and water

  . Handling and disposal of solid and hazardous substances and waste, and

  . Remediation of contamination from releases of hazardous substances in our facilities and off-site disposal locations.

Our operations are also governed by laws relating to workplace safety and worker health which, among other things, establish asbestos and noise standards and regulate the use of hazardous chemicals in the workplace. We have taken and will continue to take steps to comply with these laws. Based upon currently available information, we believe that complying with environmental and safety and health requirements will not require material capital expenditures in the foreseeable future. However, we cannot assure you that complying with these environmental or health and safety laws and requirements will not adversely affect our business, results of operations and financial condition. Future laws, ordinances or regulations could give rise to additional compliance or remediation costs which could have a material adverse affect on our business, results of operations and financial condition.

                                USE OF PROCEEDS

All net proceeds from the sale of the shares of our common stock will go to the selling stockholders who offer and sell their shares. Accordingly, we will not receive any proceeds from sales of the shares of Mohawk common stock offered by this prospectus.

            SELECTED SUPPLEMENTAL CONSOLIDATED FINANCIAL INFORMATION

  The following table sets forth the selected financial data of Mohawk for the periods indicated, derived from Mohawk's consolidated financial statements. On February 25, 1994, we exchanged 20.3 million shares of common stock for all of the outstanding shares of Aladdin Mills, Inc. common stock in a transaction accounted for as a pooling-of-interests. All financial data were restated to include the accounts and results of operations of Aladdin. On January 13, 1995, we acquired all of the outstanding capital stock of Galaxy Carpet Mills, Inc. The operating results of Galaxy are included in the 1995 consolidated statement of earnings from the date of its acquisition. On July 23, 1997, we acquired certain assets of Diamond Rug & Carpet Mills, Inc. and other assets owned by Diamond's principal shareholders. The acquisitions of Galaxy and Diamond were accounted for as purchases. On November 12, 1998, we acquired all of the outstanding capital stock of World Carpets, Inc. in exchange for approximately
4.9 million shares of the Company's common stock. On November 12, 1998, the Securities and Exchange Commission declared effective a shelf registration statement to register for resale approximately 4.9 million shares of Company common stock issued in connection with the merger. The historical consolidated financial statements have been restated to give retroactive effect to the World merger. The World merger has been accounted for as a pooling-of-interests in the accompanying consolidated financial statements. On January 29, 1999, we acquired certain assets and assumed certain liabilities of Image. This acquisition will be accounted for as a purchase and its results will be included in our consolidated financial statements from the date of acquisition. On March 9, 1999, we acquired all of the capital stock of Durkan in exchange for approximately 3.1 million shares of our common stock. The Durkan merger is being accounted for as a pooling-of-interests in the accompanying supplemental consolidated financial statements and the historical consolidated financial statements have been restated to give retroactive effect to the Durkan merger. On April 28, 1999 the Company filed a shelf registration statement with the Securities and Exchange Commission to register for resale approximately 3.1 million shares of Company common stock issued in connection with the Durkan merger. The selected financial data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Company's consolidated financial statements and notes thereto included and incorporated by reference elsewhere herein.

                                    At or for the Years ended December 31,
                              --------------------------------------------------
                                 1994      1995      1996      1997      1998
                              ---------- --------- --------- --------- ---------
                                    (In thousands, except per share data)
Statement of earnings data:
Net sales...................  $1,778,068 2,041,865 2,239,471 2,429,085 2,745,000
Cost of sales(a)............   1,380,689 1,594,050 1,726,765 1,869,221 2,060,816
                              ---------- --------- --------- --------- ---------
 Gross profit...............     397,379   447,815   512,706   559,864   684,184
Selling, general and admin-
 istrative expenses.........     284,156   348,278   367,251   383,523   435,254
Restructuring costs(b)......         --      8,439       700       --        --
Carrying value reduction of
 property, plant and
 equipment and other
 assets(c)..................         --     23,711     3,060     5,500     2,900
Compensation expense for
 stock option exercises(d)..         --      4,000       --      2,600       --
                              ---------- --------- --------- --------- ---------
 Operating income...........     113,223    63,387   141,695   168,241   246,030
                              ---------- --------- --------- --------- ---------
Interest expense............      32,798    42,398    39,772    36,474    31,023
Acquisition costs--Aladdin
 and World Mergers(e).......      10,201       --        --        --     17,700
Other expense, net..........         697     1,170     4,586       338     2,501
                              ---------- --------- --------- --------- ---------
                                  43,696    43,568    44,358    36,812    51,224
                              ---------- --------- --------- --------- ---------
Earnings before income
 taxes......................      69,527    19,819    97,337   131,429   194,806
Income taxes(f).............      28,352     8,022    40,395    51,866    79,552
                              ---------- --------- --------- --------- ---------
 Net earnings...............  $   41,175    11,797    56,942    79,563   115,254
                              ========== ========= ========= ========= =========
Basic earnings per
 share(g)...................  $     0.73      0.21      0.96      1.33      1.91
                              ========== ========= ========= ========= =========
Weighted-average common
 shares outstanding(g)......      56,718    57,235    59,310    59,962    60,393
                              ========== ========= ========= ========= =========
Diluted earnings per
 share(g)...................  $     0.71      0.20      0.95      1.32      1.89
                              ========== ========= ========= ========= =========
Weighted-average common and
 dilutive potential common
 shares outstanding(g)......      58,111    58,485    59,899    60,453    61,134
                              ========== ========= ========= ========= =========
Balance sheet data:
Working capital.............  $  353,354   305,370   390,889   389,378   422,911
Total assets................   1,038,947 1,110,438 1,226,959 1,233,361 1,388,942
Short-term note payable.....         --     50,000    21,200       --        --
Long-term debt (including
 current portion)...........     473,902   435,940   486,952   402,854   377,089
Stockholders' equity........     327,426   343,452   409,616   493,841   611,059

--------
(a) Certain of Mohawk's facilities suffered damage during a March 1993 blizzard, and we finalized settlement of the insurance claim during the first quarter of 1994. We recorded a reduction of $6.0 million in cost of sales in 1994 for reimbursements of business interruption costs.
(b) During 1995 and 1996, we recorded pre-tax restructuring costs of $8.4 million and $0.7 million, respectively, related to certain mill closings whose operations have been consolidated into other Mohawk facilities.
(c) During 1995, Mohawk adopted FAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," as of January 1, 1995. A charge of $23.7 million was recorded for the reduction of the carrying value of property, plant and equipment at certain mills. During 1996, we recorded a charge of $3.1 million arising from the write-down of property, plant and equipment to be disposed of related to the closing of a manufacturing facility in 1996 and a revision in the estimate of fair value of certain property, plant and equipment based on current market conditions related to mill closings in 1995. During 1997, we recorded a charge of $5.5 million arising from a revision in the estimated fair value of certain property, plant and equipment held for sale based on current appraisals and other market information related to a mill closing in 1995. During 1998, we recorded a charge of $2.9 million for the write-down of assets to be disposed of relating to the acquisition of World.
(d) Charges of $4.0 million and $2.6 million were recorded in 1995 and 1997, respectively, for income tax reimbursements to be made to certain executives related to the exercise of stock options granted in 1988 and 1989 in connection with Mohawk's 1988 leveraged buyout.
(e) Mohawk recorded a one-time charge of $10.2 million and $17.7 million in 1994 and 1998 for transaction expenses related to the Aladdin and World mergers, respectively.
(f) During 1994, we reduced income tax expense by $2.0 million to reflect a reduction in our effective tax rate and certain other changes in our federal and state income tax status.
(g) Our board of directors declared a 3-for-2 stock split on October 23, 1997, which was paid on December 4, 1997 to holders of record on November 4, 1997. Earnings per share and weighted-average common share data have been restated to reflect the split.

  MANAGEMENT'S DISCUSSION AND ANALYSIS OF SUPPLEMENTAL FINANCIAL CONDITION AND
                             RESULTS OF OPERATIONS

General

Since January 1, 1996, we continued to experience significant growth both internally and through acquisitions. On July 23, 1997, we acquired certain assets of Diamond and other assets owned by Diamond's principal shareholders for $36.0 million, including acquisition costs, which consisted of $19.6 million in cash, at closing, $7.0 million in cash over the six-month period following closing and a $9.4 million note payable in seven annual installments of principal plus interest at 6.0%. The Diamond acquisition was accounted for as a purchase. On November 12, 1998, the Company acquired all of the outstanding capital stock of World in exchange for approximately 4.9 million shares of the Company's common stock. The World merger was accounted for as a pooling-of-interests in the consolidated financial statements of Mohawk. On January 29, 1999, we acquired certain assets of Image for approximately $193 million, including acquisition costs and the assumption of $30 million of tax exempt debt. On March 9, 1999, we acquired all of the outstanding capital stock of Durkan in exchange for approximately 3.1 million shares of the Company's common stock. On April 28, 1999 a registration statement was filed with the Securities and Exchange Commission to register for resale approximately 3.1 million shares of Mohawk common stock issued in connection with the Durkan merger. The supplemental consolidated financial statements have been restated to give retroactive effect to the Durkan merger. The Durkan merger is being accounted for as a pooling-of-interests in the consolidated financial statements of Mohawk.

These acquisitions have created and will create opportunities to enhance Mohawk's operations by (i) broadening price points, (ii) increasing vertical integration efforts, (iii) expanding distribution capabilities and (iv) facilitating entry into niche businesses, such as rugs.

Through our restructuring efforts over the past three years, we have installed new information technology systems throughout all of our organization, all of which are Year 2000 compliant. In addition, we have concluded our identification of all other significant information technology systems that are not Year 2000 compliant. We have completed our review of our equipment and software with the respective vendors from whom we purchased the equipment and software to address any noncompliance issues. We have identified certain Year 2000 issues with respect to our business systems. We have formed a committee of employees familiar with our information technology systems and they have assessed and prioritized the need to act, on the basis of each system's importance to us, to ensure that our business systems will be made Year 2000 compliant. We have also completed a review of all process control systems, both proprietary and non-proprietary. This review revealed that certain Year 2000 issues exist. Although we can provide no assurances, we estimate that it will cost no more than approximately $500,000 of incremental costs to make our business systems Year 2000 compliant. These upgrades have been substantially completed, and the upgrades that are still in process will be completed in the second quarter of 1999. Testing of these upgrades is underway and will be completed in the third quarter of 1999.

We have completed the review of our top suppliers and customers to determine their progress in becoming Year 2000 compliant. Our review indicated that all of our major suppliers and customers appear to be in the process of resolving any of their Year 2000 compliance issues and that they do not foresee any material problems. We continue to follow-up with all of our suppliers and customers to insure that all potential problems, including those of our individual plant locations and local suppliers, are managed correctly.

If we cannot successfully and timely resolve our Year 2000 issues, our business, results of operations and financial condition could be materially adversely affected. We have not developed a contingency plan in the event of a Year 2000 problem, however, based upon the results of our internal review, we do not believe a contingency plan is necessary. We will, however, continue to evaluate the need for a contingency plan.

Results of Operations

Year Ended December 31, 1998 As Compared With Year Ended December 31, 1997

  Net sales for the year ended December 31, 1998 were $2,745.0 million, reflecting an increase of $315.9 million, or approximately 13.0%, over the $2,429.1 million reported in the year ended December 31, 1997. All major product categories achieved sales increases in 1998 as compared to 1997. These sales increases were impacted by continued favorable industry conditions and a gain in the Company's market share which the Company believes primarily resulted from continued emphasis on supporting its dealers and strong customer acceptance of new product introductions.

  Quarterly net sales and the percentage changes in net sales by quarter for 1998 versus 1997 were as follows (dollars in thousands):

                                                        1997      1998    Change
                                                     ---------- --------- ------
First Quarter....................................... $  537,145   589,521   9.8%
Second Quarter......................................    607,059   689,369  13.6
Third Quarter.......................................    626,751   718,899  14.7
Fourth Quarter......................................    658,130   747,211  13.5
                                                     ---------- ---------  ----
  Total Year........................................ $2,429,085 2,745,000  13.0%
                                                     ========== =========  ====

  Gross profit for 1998 was $684.2 million (24.9% of net sales) and represented an increase over the gross profit of $559.9 million (23.0% of net sales) for 1997. Gross profit dollars for the current year were impacted favorably by better absorption of fixed costs through higher production volume and continued improvements in manufacturing efficiencies from restructuring efforts.

  Selling, general and administrative expenses for 1998 were $435.3 million (15.9% of net sales) compared to $383.5 million (15.8% of net sales) for 1997. Selling, general and administrative expenses as a percentage of net sales increased primarily due to higher sample expenses due to the introduction of new products in 1998.

  During the fourth quarter of 1998, the Company recorded a charge of $2.9 million for the write-down of fixed assets to be disposed of in connection with the World acquisition. Also, a $17.7 million charge was recorded for non-recurring costs associated with the World acquisition.

  During the fourth quarter of 1997, the Company revised its estimate of the fair value of certain property, plant and equipment held for sale. The revision resulted in a $5.5 million write-down to the carrying value of those assets. The revision was based upon current appraisals and other market information. In addition, a $2.6 million charge was recorded for additional income tax reimbursements to be made to certain executives for the exercise of stock options. The income tax reimbursements were recorded in connection with stock options granted in 1988 and 1989 related to the Company's 1988 leveraged buyout.

  Interest expense for the current year was $31.0 million compared to $36.5 million in 1997. The primary factor contributing to the decrease was a significant reduction in debt levels.

  In the current year, income tax expense was $79.6 million, or 40.8% of earnings before income taxes. In 1997, income tax expense was $51.9 million, representing 39.5% of earnings before income taxes. The primary reason for the increase in the 1998 effective income tax rate is that certain costs included in the non recurring pre-tax charge of $17.7 million related to the World acquisition are not deductible for income tax purposes.

Year Ended December 31, 1997 As Compared With Year Ended December 31, 1996

Net sales for the year ended December 31, 1997 were $2,429.1 million, reflecting an increase of $189.6 million, or approximately 9.0%, over the $2,239.5 million reported in the year ended December 31, 1996. All major product categories achieved sales increases in 1997 as compared to 1996. These sales increases were attributable to an improvement in our market share which we believe primarily resulted from competitive changes in the retail segment of the industry, strong customer acceptance of new product introductions, expansion of residential warehousing operations, and further refinement of the sales organization to achieve better regional customer focus.

Quarterly net sales and the percentage changes in net sales by quarter for 1997 versus 1996 were as follows (dollars in thousands):

                                                        1996      1997    Change
                                                     ---------- --------- ------
   First Quarter.................................... $  488,549   537,145   9.9%
   Second Quarter...................................    577,866   607,059   5.1
   Third Quarter....................................    579,814   626,751   8.1
   Fourth Quarter...................................    593,242   658,130  10.9
                                                     ---------- ---------  ----
     Total Year..................................... $2,239,471 2,429,085   8.5%
                                                     ========== =========  ====

Gross profit for 1997 was $559.9 million (23.0% of net sales) and represented an increase over the gross profit of $512.7 million (22.9% of net sales) for 1996. Gross profit dollars for 1997 were impacted favorably by manufacturing improvements from restructuring and consolidating the residential operations, higher production levels resulting in better absorption of fixed costs and a reduction in certain raw material prices.

Selling, general and administrative expenses for 1997 were $383.5 million (15.8% of net sales) compared to $367.3 million (16.4% of net sales) for 1996. Selling, general and administrative expenses as a percentage of net sales decreased primarily due to lower administrative, bad debt and sample expenses.

During the fourth quarter of 1997, we revised our estimate of the fair value of certain property, plant and equipment held for sale. The revision resulted in a $5.5 million write-down to the carrying value of those assets. The revision was based upon current appraisals and other market information. In addition, a $2.6 million charge was recorded for additional income tax reimbursements to be made to certain executives for the exercise of stock options. The income tax reimbursements were recorded in connection with stock options granted in 1988 and 1989 related to our 1988 leveraged buyout.

During 1996, we recorded nonrecurring charges of (i) $3.1 million which included $0.9 million, primarily to reduce the carrying value of certain assets, related to the decision to close a spinning mill in Belton, South Carolina and $2.2 million primarily arising from a revision in the estimate of the fair value of certain land and buildings that were recently sold and (ii) $0.7 million related to restructuring costs for the Belton spinning mill closing.

Interest expense for 1997 was $36.5 million compared to $39.8 million in 1996. The primary factor contributing to the decrease was a significant reduction in debt levels.

In 1997, income tax expense was $51.9 million, or 39.5% of earnings before income taxes. In 1996, income tax expense was $40.4 million, representing 41.5% of earnings before income taxes.

Liquidity and Capital Resources

Our primary capital requirements are for working capital, capital expenditures and acquisitions. Our capital needs are met through a combination of internally-generated funds, bank credit lines and credit terms from suppliers.

The level of accounts receivable increased from $299.5 million at the beginning of 1998 to $331.6 million at the end of 1998. The $32.1 million increase is attributable to strong sales growth. Inventories increased from $377.9 million at the beginning of 1998 to $423.8 million at the end of 1998, due primarily to acquisitions and the need for a higher level of inventory to meet the increased sales volume.

Capital expenditures totaled $83.2 million during 1998, and the Company spent an additional $36.6 million related to the acquisitions of Newmark & James Inc. and American Weavers, LLC. The capital expenditures made during 1998 were incurred primarily to modernize and expand manufacturing facilities and equipment. The Company's capital projects are primarily focused on increasing capacity, improving productivity and reducing costs. Capital expenditures for Mohawk, including the $21.2 million of equipment used for the extrusion of polypropylene yarn that was acquired in a noncash transaction in 1996 and $72.8 million for acquisitions, have totaled $280.5 million over the past three years. Capital spending during 1999 is expected to range from $145 million to $155 million, the majority of which will be used to purchase equipment to increase production capacity and productivity. This amount excludes the $193 million that was paid in January 1999 to purchase Image.

On January 28, 1999, the Company amended and restated its revolving credit agreement to increase total availability to $450 million, comprised of the Tranche A commitment of $250 million due on January 28, 2004 and the Tranche B commitment of $200 million due on January 27, 2000.

Impact of Inflation

Inflation affects our manufacturing costs and operating expenses. The carpet industry has experienced moderate inflation in the prices of raw materials and outside processing for the last three years. We have generally passed along nylon fiber price increases to our customers.

Seasonality

The carpet business is seasonal, with our second, third and fourth quarters typically producing higher net sales and operating income than the first quarter. This seasonality is primarily attributable to consumer residential spending patterns and higher installation levels during the spring and summer months.

Forward-Looking Information

Certain of the matters discussed in the preceding pages, particularly regarding anticipating future financial performance, business prospects, growth and operating strategies, proposed acquisitions, new products, Year 2000 compliance and similar matters, and those preceded by, followed by or that otherwise include the words "believes," "expects," "anticipates," "intends," "estimates," or similar expressions constitute "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended. For those statements, we claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. Forward-looking statements involve a number of risks and uncertainties. The following important factors, in addition to those discussed elsewhere in this document, affect our future results and could cause those results to differ materially from those expressed in the forward-looking statements: materially adverse changes in economic conditions generally in the carpet, rug and floorcovering markets served by us; failure of our vendors, customers and suppliers to timely identify and adequately address Year 2000 compliance issues; competition from other carpet, rug and floorcovering manufacturers, raw material prices, timing and level of capital expenditures, the successful integration of acquisitions including the challenges inherent in diverting our management attention and resources from other strategic matters and from operational matters for an extended period of time, the successful introduction of new products, the successful rationalization of existing operations, and other risks identified from time to time in our SEC reports and public announcements.

                              SELLING STOCKHOLDERS

Under an Escrow Agreement among Mohawk and the selling stockholders, which was executed at the closing of the merger by us and the selling stockholders, a portion of the shares of Mohawk common stock issued to the selling stockholders was placed in escrow with an escrow agent. We may use the escrowed shares to satisfy our indemnification claims if there is a breach of certain representations and warranties made in the merger agreement.

We agreed to use our reasonable best efforts to register the shares of Mohawk common stock issued to the selling stockholders in connection with the Durkan merger and to use our reasonable efforts to keep the registration statement effective until the second anniversary of the effective time of the merger or until all the shares are sold under the registration statement or otherwise, whichever comes first. Our registration of the shares of Mohawk common stock does not necessarily mean that the selling stockholders will sell all or any of the shares. However, we expect some or all of the selling stockholders to sell their shares.

The following list of selling stockholders includes all of the stockholders that received shares of Mohawk common stock in connection with the Durkan merger. The shares listed below represent all of the shares that each selling stockholder currently owns, including the shares held in escrow.

                                      Shares                       Shares
                                  Owned Prior to  Shares Being   Owned After
Selling Stockholder               the Offering(1)   Offered    the Offering(1)
-------------------               --------------- ------------ ---------------
Durkan Family Partnership Ltd.
 L.P. ...........................    1,231,560     1,231,560           0
Durkan Development, L.P..........      528,439       528,439           0
Patricia Durkan(2)...............      374,621       374,621           0
Thomas R. Durkan, III(2).........      374,621       374,621           0
Tara Durkan-Simonds..............      374,621       374,621           0
Thomas R. Durkan, II(2)..........      266,137       266,137           0

--------
(1) Assumes that all of the shares of Mohawk common stock held by the selling stockholders and being offered under this prospectus are sold, and that the selling stockholders acquire no additional shares of Mohawk common stock prior to the completion of this offering.
(2) Prior to the Durkan merger, Thomas R. Durkan, II was the Chairman and Chief Executive Officer of Durkan, Patricia Durkan was a co-President and the Chief Operating Officer of Durkan and Thomas R. Durkan, III was a co-President of Durkan. Currently, Thomas R. Durkan, II is the Chief Executive Officer of Durkan, Patricia Durkan is a President and the Chief Operating Officer and Thomas R. Durkan, III is the President-International and Commercial Divisions.

                              PLAN OF DISTRIBUTION

We are registering the shares of Mohawk common stock on behalf of the Selling Stockholders. For purposes of this discussion regarding the plan of distribution, "Selling Stockholders" includes donees and pledgees selling shares received from a named Selling Stockholder after the date of this prospectus. We will bear all costs, expenses and fees in connection with the registration of the shares of Mohawk common stock offered hereby. The Selling Stockholders will bear brokerage commissions and similar selling expenses, if any, attributable to the sale of shares of Mohawk common stock. The Selling Stockholders may sell shares of Mohawk common stock from time to time in one or more types of transactions (which may include block transactions):

  .on the NYSE

  .in the over-the-counter market

  .in negotiated transactions

  .through put or call options transactions relating to the shares of Mohawk common stock, and

  .through short sales or a combination of such methods of sale.

Such transactions may be made at market prices prevailing at the time of sale or at negotiated prices, and may or may not involve brokers or dealers. The Selling Stockholders have advised Mohawk that they have not entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of their securities, nor is there an underwriter or coordinating broker acting in connection with the proposed sale of shares of Mohawk common stock by the Selling Stockholders.

The Selling Stockholders may sell shares of Mohawk common stock directly to purchasers or to or through broker-dealers, which may act as agents or principals. Such broker-dealers may receive compensation in the form of discounts, concessions, or commissions from the Selling Stockholders and/or the purchasers of shares of Mohawk common stock for whom such broker-dealers may act as agents or to whom they sell as principal, or both. Any compensation as to a particular broker-dealer might be in excess of customary commissions.

The Selling Stockholders and any broker-dealers that act in connection with the sale of shares of Mohawk common stock might be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act. Any commissions received by such broker-dealers and any profit on the resale of the shares of Mohawk common stock sold by them while acting as principals might be deemed to be underwriting discounts or commissions under the Securities Act. We have agreed to indemnify each Selling Stockholder against certain liabilities, including liabilities arising under the Securities Act. The Selling Stockholders may agree to indemnify any agent, dealer or broker-dealer that participates in transactions involving sales of the shares of Mohawk common stock against certain liabilities, including liabilities arising under the Securities Act.

Because Selling Stockholders may be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act, the Selling Stockholders will be subject to the prospectus delivery requirements of the Securities Act. Those delivery requirements may include delivery through the facilities of the NYSE pursuant to Rule 153 under the Securities Act. We have informed the Selling

Stockholders that the anti-manipulative provisions of Regulation M promulgated under the Exchange Act may apply to their sales in the market.

Selling Stockholders also may resell all or a portion of the shares of Mohawk common stock in open market transactions in reliance upon Rule 144 under the Securities Act, providing they meet the criteria and conform to the requirements of Rule 144.

If we are notified by a Selling Stockholder that any material arrangement has been entered into with a broker-dealer for the sale of shares of Mohawk common stock through:

  . a block trade,

  . a special offering,

  . an exchange distribution,

  . a secondary distribution or

  . a purchase by a broker or dealer,

then a supplement to this prospectus will be filed, if required, pursuant to Rule 424(b) under the Act, disclosing:

  . the name of each such selling stockholder and of the participating broker-dealer(s),

  . the number of shares involved,

  . the price at which such shares were sold,

  . the commissions paid or discounts or concessions allowed to such broker-dealer(s), where applicable,

  . that such broker-dealer(s) did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus, and

  . other facts material to the transaction.

In addition, upon our being notified by a Selling Stockholder that a donee or pledgee intends to sell more than 500 shares, a supplement to this prospectus will be filed.

                      WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any document we file at the SEC's public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public from the SEC's Internet site at "http://www.sec.gov."

The SEC allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings, including any filings after the date of initial filing and prior to the effectiveness of the registration statement of which this prospectus is a part, we will make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act:

1. Mohawk's Annual Report on Form 10-K for the fiscal year ended December 31, 1998;

2. Mohawk's Current Reports on Form 8-K filed with the SEC on February 1, 1999, February 2, 1999, February 4, 1999, February 19, 1999 and April 22, 1999; and

3. The description of Mohawk's common stock contained in Mohawk's Registration Statement on Form 8-A filed on January 29, 1992.

You may request a copy of these filings and any future filings incorporated herein, at no cost, by writing or telephoning Ms. Barbara Lance, Secretary, at the following address:

                            Mohawk Industries, Inc.
                         160 South Industrial Boulevard
                             Calhoun, Georgia 30701
                                 (706) 629-7721

This prospectus is part of a registration statement we filed with the SEC. You should rely only on the information or representations provided in this prospectus. We have authorized no one to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front of the document.

                                 LEGAL OPINION

The validity of the shares of Mohawk common stock offered hereby will be passed upon for the Company by Alston & Bird LLP, Atlanta, Georgia.

                                    EXPERTS

The supplemental consolidated and consolidated financial statements and schedules of Mohawk Industries, Inc. and subsidiaries as of December 31, 1998 and 1997, and for each of the years in the three-year period ended December 31, 1998 have been included or incorporated by reference herein and in the registration statement in reliance upon the reports of KPMG LLP, independent auditors, appearing elsewhere herein or incorporated by reference, and upon the authority of said firm as experts in accounting and auditing.

The financial statements of World Carpets, Inc. and Subsidiary as of June 28, 1998 and for the years ended June 28, 1998 and June 29, 1997, not separately presented in this prospectus, have been audited by PricewaterhouseCoopers LLP, independent accountants, whose report thereon appears herein. Such financial statements, to the extent they have been included in the financial statements of Mohawk Industries, Inc. and subsidiaries, have been so included in reliance on the report of such independent accountants given on the authority of said firm as experts in auditing and accounting.

         Index to Mohawk Supplemental Consolidated Financial Statements

Independent Auditors' Reports.............................................  F-1
Consolidated Balance Sheets as of December 31, 1997 and 1998 .............  F-3
Consolidated Statements of Earnings for the Years Ended December 31, 1996,
 1997 and 1998 ...........................................................  F-4
Consolidated Statements of Stockholders' Equity for the Years Ended Decem-
 ber 31, 1996, 1997 and 1998 .............................................  F-5
Consolidated Statements of Cash Flows for the Years Ended December 31,
 1996, 1997 and 1998 .....................................................  F-6
Notes to Consolidated Financial Statements................................  F-7

                          Independent Auditors' Report

The Board of Directors
Mohawk Industries, Inc.:

We have audited the accompanying supplemental consolidated balance sheets of Mohawk Industries, Inc. and subsidiaries as of December 31, 1997 and 1998, and the related supplemental consolidated statements of earnings, stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 1998. These supplemental consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these supplemental consolidated financial statements based on our audits. We did not audit the consolidated financial statements of World Carpets, Inc. and Subsidiary, a wholly owned subsidiary, as of June 28, 1998 and for each of the years in the two-year period ended June 28, 1998 (not presented herein), which financial statements have been combined with those of Mohawk Industries, Inc. and subsidiaries as of December 31, 1997 and for each of the years in the two-year period ended December 31, 1997, respectively. The consolidated financial statements of World Carpets, Inc. and Subsidiary reflect total assets constituting 18 percent as of December 31, 1997 and total net sales constituting 17 percent and 18 percent for each of the years in the two-year period ended December 31, 1997, respectively, of the related consolidated totals. Those statements were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for World Carpets, Inc. and Subsidiary, is based solely on the report of the other auditors.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the report of the other auditors provide a reasonable basis for our opinion.

The supplemental consolidated financial statements give retroactive effect to the merger of Mohawk Industries, Inc. and Durkan Patterned Carpets, Inc. which has been accounted for as a pooling of interests as described in Note 2 to the supplemental consolidated financial statements. Generally accepted accounting principles proscribe giving effect to a consummated business combination accounted for by the pooling-of-interests method in financial statements that do not include the date of consummation. These financial statements do not extend through the date of consummation. However, they will become the historical consolidated financial statements of Mohawk Industries, Inc. and subsidiaries after financial statements covering the date of consummation of the business combination are issued.

In our opinion, based on our audits and the report of the other auditors, the supplemental consolidated financial statements referred to above present fairly, in all material respects, the financial position of Mohawk Industries, Inc. and subsidiaries as of December 31, 1997 and 1998, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1998, in conformity with generally accepted accounting principles applicable after financial statements are issued for a period which includes the date of consummation of the business combination.

                                                             /s/ KPMG LLP
Atlanta, Georgia
April 6, 1999

                       Report of Independent Accountants


To the Board of Directors
and Shareholders of
World Carpets, Inc.

In our opinion, the consolidated balance sheet and the related consolidated statements of operations, of changes in shareholders' equity and of cash flows present fairly, in all material respects, the financial position of World Carpets, Inc. and its subsidiary (the "Company") at June 28, 1998, and the results of their operations and their cash flows for the years ended June 28, 1998 and June 29, 1997 (not presented separately herein), in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above. We have not audited the consolidated financial statements of the Company for any period subsequent to June 28, 1998.


/s/ PricewaterhouseCoopers LLP
Atlanta, Georgia

September 21, 1998

                    MOHAWK INDUSTRIES, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS
                     (In thousands, except per share data)

                                                               December 31,
                                                           --------------------
                                                              1997      1998
                                                           ---------- ---------
                          ASSETS
Current assets:
  Cash.................................................... $      220     2,384
  Receivables.............................................    299,482   331,574
  Inventories.............................................    377,888   423,837
  Prepaid expenses........................................     15,767    21,605
  Deferred income taxes...................................     39,082    52,304
                                                           ---------- ---------
    Total current assets..................................    732,439   831,704
Property, plant and equipment, net........................    423,024   454,897
Other assets..............................................     77,898   102,341
                                                           ---------- ---------
                                                           $1,233,361 1,388,942
                                                           ========== =========
           LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Current portion of long-term debt and note payable...... $   43,506    44,424
  Accounts payable and accrued expenses...................    299,555   364,369
                                                           ---------- ---------
    Total current liabilities.............................    343,061   408,793
Deferred income taxes.....................................     30,820    31,045
Long-term debt, less current portion......................    359,348   332,665
Other long-term liabilities...............................      6,291     5,380
                                                           ---------- ---------
    Total liabilities.....................................    739,520   777,883
                                                           ---------- ---------
Stockholders' equity:
  Preferred stock, $.01 par value; 60 shares authorized;
   no shares issued.......................................        --        --
  Common stock, $.01 par value; 150,000 shares authorized;
   60,217 and 60,533 shares issued in 1997 and 1998,
   respectively...........................................        603       606
  Additional paid-in capital..............................    167,388   172,045
  Retained earnings.......................................    325,850   438,408
                                                           ---------- ---------
    Total stockholders' equity............................    493,841   611,059
Commitments and contingencies (Notes 10 and 13)...........
                                                           ---------- ---------
                                                           $1,233,361 1,388,942
                                                           ========== =========

          See accompanying notes to consolidated financial statements.

                    MOHAWK INDUSTRIES, INC. AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF EARNINGS
                     (In thousands, except per share data)

                                                    Years Ended December 31,
                                                 ------------------------------
                                                    1996      1997      1998
                                                 ---------- --------- ---------
Net sales......................................  $2,239,471 2,429,085 2,745,000
Cost of sales..................................   1,726,765 1,869,221 2,060,816
                                                 ---------- --------- ---------
  Gross profit.................................     512,706   559,864   684,184
Selling, general and administrative expenses...     367,251   383,523   435,254
Restructuring costs............................         700       --        --
Carrying value reduction of property, plant and
 equipment and other assets....................       3,060     5,500     2,900
Compensation expense for stock option
 exercises.....................................         --      2,600       --
                                                 ---------- --------- ---------
  Operating income.............................     141,695   168,241   246,030
                                                 ---------- --------- ---------
Other expense:
  Interest expense.............................      39,772    36,474    31,023
  Acquisition costs--World Merger..............         --        --     17,700
  Other expense, net...........................       4,586       338     2,501
                                                 ---------- --------- ---------
                                                     44,358    36,812    51,224
                                                 ---------- --------- ---------
  Earnings before income taxes.................      97,337   131,429   194,806
Income taxes...................................      40,395    51,866    79,552
                                                 ---------- --------- ---------
  Net earnings.................................  $   56,942    79,563   115,254
                                                 ========== ========= =========
Basic earnings per share.......................  $     0.96      1.33      1.91
                                                 ========== ========= =========
Weighted-average common shares outstanding.....      59,310    59,962    60,393
                                                 ========== ========= =========
Diluted earnings per share.....................  $     0.95      1.32      1.89
                                                 ========== ========= =========
Weighted-average common and dilutive potential
 common shares outstanding.....................      59,899    60,453    61,134
                                                 ========== ========= =========


          See accompanying notes to consolidated financial statements.

                    MOHAWK INDUSTRIES, INC. AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                  Years Ended December 31, 1996, 1997 and 1998
                                 (In thousands)

                          Common stock
                          -------------
                                        Additional                                Total
                                         paid-in   Retained  Treasury  Stock  stockholders'
                          Shares Amount  capital   earnings   stock   options    equity
                          ------ ------ ---------- --------  -------- ------- -------------
Balances at December 31,
 1995...................  56,491  $565   150,646   185,668     (115)   (317)     336,447
Pooling of Durkan.......   3,150    32     3,248     3,725      --      --         7,005
Stock options
 exercised..............     116     1     1,207       --       115     --         1,323
Dividends paid..........     --    --        --        (24)     --      --           (24)
Tax benefit from
 exercise of stock
 options................     --    --      7,606       --       --      --         7,606
Amortization of deferred
 compensation...........     --    --        --        --       --      317          317
Net earnings............     --    --        --     56,942      --      --        56,942
                          ------  ----   -------   -------     ----    ----      -------
Balances at December 31,
 1996...................  59,757   598   162,707   246,311      --      --       409,616
Stock options
 exercised..............     460     5     3,631       --       --      --         3,636
Dividends paid..........     --    --        --        (24)     --      --           (24)
Tax benefit from
 exercise of stock
 options................     --    --      1,050       --       --      --         1,050
Net earnings............     --    --        --     79,563      --      --        79,563
                          ------  ----   -------   -------     ----    ----      -------
Balances at December 31,
 1997...................  60,217   603   167,388   325,850      --      --       493,841
Stock options
 exercised..............     316     3     4,414       --       --      --         4,417
Dividends paid..........     --    --        --        (24)     --      --           (24)
Tax benefit from
 exercise of stock
 options................     --    --        243       --       --      --           243
Adjustments to conform
 fiscal year end of
 World..................     --    --        --     (2,672)     --      --        (2,672)
Net earnings............     --    --        --    115,254      --      --       115,254
                          ------  ----   -------   -------     ----    ----      -------
Balances at December 31,
 1998...................  60,533  $606   172,045   438,408      --      --       611,059
                          ======  ====   =======   =======     ====    ====      =======

          See accompanying notes to consolidated financial statements.

                    MOHAWK INDUSTRIES, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                 (In thousands)

                                                   Years Ended December 31,
                                                   ---------------------------
                                                    1996      1997      1998
                                                   -------  --------  --------
Cash flows from operating activities:
 Net earnings..................................... $56,942    79,563   115,254
 Adjustments to reconcile net earnings to net cash
  provided by operating activities:
  Depreciation and amortization...................  66,277    72,893    72,591
  Deferred income taxes...........................   4,340    (3,109)  (13,420)
  Provision for doubtful accounts.................  13,070     8,458    13,173
  (Gain) loss on sale of property, plant and
   equipment......................................   1,827      (440)    2,121
  Carrying value reduction of property, plant and
   equipment and other assets.....................   3,060     5,500     2,900
  Compensation expense for stock option
   exercises......................................     --      2,600       --
  Changes in assets and liabilities, net of
   effects of acquisitions:
   Receivables.................................... (68,896)  (33,720)  (36,523)
   Inventories.................................... (13,508)   23,610   (31,083)
   Accounts payable and accrued expenses..........   3,291    29,953    57,295
   Other assets and prepaid expenses..............  (7,632)    1,479    (8,427)
   Other liabilities..............................   4,868    (2,571)   (1,673)
                                                   -------  --------  --------
    Net cash provided by operating activities.....  63,639   184,216   172,208
                                                   -------  --------  --------
Cash flows from investing activities:
 Proceeds from sale of property, plant and
  equipment and other assets......................   4,192     2,168       --
 Additions to property, plant and equipment....... (55,652)  (47,625)  (83,180)
 Acquisitions.....................................  (2,122)  (34,141)  (36,574)
 Other............................................     159       895       --
                                                   -------  --------  --------
    Net cash used in investing activities......... (53,423)  (78,703) (119,754)
                                                   -------  --------  --------
Cash flows from financing activities:
 Net change in revolving line of credit........... (26,428)  (83,376)   83,658
 Payment of note payable..........................     --    (21,200)      --
 Payments on term loans........................... (16,133)  (22,896)  (38,554)
 Redemption of acquisition indebtedness...........     --        --   (102,201)
 Proceeds from new loan...........................  24,681    10,661       --
 Proceeds from Industrial Revenue Bonds and other,
  net of payments.................................  (1,000)   11,593    11,329
 Change in outstanding checks in excess of cash...    (391)   (5,841)   (6,486)
 Dividends paid...................................     (24)      (24)      (24)
 Common stock transactions........................   9,246     4,686     1,988
                                                   -------  --------  --------
    Net cash used in financing activities......... (10,049) (106,397)  (50,290)
                                                   -------  --------  --------
    Net change in cash............................     167      (884)    2,164
Cash, beginning of year...........................     937     1,104       220
                                                   -------  --------  --------
Cash, end of year................................. $ 1,104       220     2,384
                                                   =======  ========  ========

          See accompanying notes to consolidated financial statements.

                    MOHAWK INDUSTRIES, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                        December 31, 1996, 1997 and 1998
                     (In thousands, except per share data)

(1) Summary of Significant Accounting Policies

 (a) Basis of Presentation

The consolidated financial statements include the accounts of Mohawk Industries, Inc. and its subsidiaries (the "Company" or "Mohawk"). All significant intercompany balances and transactions have been eliminated in consolidation. On November 12, 1998, the Company acquired all of the outstanding capital stock of World Carpets, Inc. ("World") in exchange for approximately 4,900 shares of the Company's common stock ("World Merger"). On November 12, 1998, the Securities and Exchange Commission declared effective a shelf registration statement to register for resale approximately 4,900 shares of Company common stock issued in connection with the World Merger. The historical consolidated financial statements have been restated to give retroactive effect to the World Merger. The World Merger is being accounted for as a pooling-of-interests in the accompanying consolidated financial statements. On March 9, 1999, the Company acquired all of the capital stock of Durkan Patterned Carpets, Inc. ("Durkan") for approximately 3,150 shares of the Company's common stock ("Durkan Merger"). On April 28, 1999 a shelf registration statement was filed with the Securities and Exchange Commission to register for resale approximately 3,150 shares of the Company's common stock in connection with the Durkan Merger. The historical consolidated financial statements have been restated to give retroactive effect to the Durkan Merger. The Durkan Merger is being accounted for as a pooling-of-interests in the accompanying consolidated financial statements.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

 (b) Accounts Receivable and Revenue Recognition

The Company is a broadloom carpet and rug manufacturer and sells carpet and rugs throughout the United States for principally residential use. The Company grants credit to customers, most of whom are retail carpet dealers, under credit terms that are customary in the industry.

Revenues are recognized when goods are shipped. The Company provides allowances for expected cash discounts, returns, claims and doubtful accounts based upon historical bad debt and claims experience and periodic evaluations of the aging of the accounts receivable.

 (c) Inventories

Inventories are stated at the lower of cost or market (net realizable value). Cost is determined using the last-in, first-out (LIFO) method, which matches current costs with current revenues, for substantially all inventories and the first-in, first-out (FIFO) method for the remaining inventories.

                    MOHAWK INDUSTRIES, INC. AND SUBSIDIARIES

 (d) Property, Plant and Equipment

Property, plant and equipment is stated at cost, including interest on funds borrowed to finance the acquisition or construction of major capital additions. Depreciation is calculated on a straight-line basis over the estimated remaining useful lives of the respective assets.

 (e) Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

 (f) Earnings per Share ("EPS")

The Company applies the provisions of Financial Accounting Standards Board ("FASB") FAS No. 128, Earnings per Share, which requires companies to present basic EPS and diluted EPS. Basic EPS excludes dilution and is computed by dividing income available to common stockholders by the weighted-average number of common shares outstanding for the period. Diluted EPS reflects the dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the Company.

The Company's weighted-average common and dilutive potential common shares outstanding have been adjusted for the 3-for-2 stock split approved by the Board of Directors on October 23, 1997 and paid on December 4, 1997 to holders of record on November 4, 1997 and the World and Durkan mergers. Dilutive common stock options are included in the diluted EPS calculation using the treasury stock method. Common stock options that were not included in the diluted EPS computation because the options' exercise price was greater than the average market price of the common shares for the periods presented are immaterial.

 (g) Financial Instruments

The Company's financial instruments consist primarily of cash, accounts receivable, accounts payable, notes payable and long-term debt. The carrying amount of cash, accounts receivable, accounts payable and notes payable approximates their fair value because of the short-term maturity of such instruments. Interest rates that are currently available to the Company for issuance of long-term debt with similar terms and remaining maturities are used to estimate the fair value of the Company's long-term debt. The estimated fair value of the Company's long-term debt at December 31, 1997 and 1998 was $413,964 and $384,242, compared to a carrying amount of $402,854 and $377,089, respectively.

                    MOHAWK INDUSTRIES, INC. AND SUBSIDIARIES

 (h) Fiscal Year

The Company ends its fiscal year on December 31. Each of the first three quarters in the fiscal year ends on the Saturday nearest the calendar quarter end.

 (i) Goodwill

Goodwill arises in connection with business combinations accounted for as purchases. Goodwill is amortized primarily on a straight-line basis over 40 years. Amortization charged to earnings was $2,047 in 1996, $2,518 in 1997 and $2,437 in 1998.

 (j) Impairment of Long-Lived Assets

The Company accounts for long-lived assets in accordance with the provisions of FAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of. Under FAS No. 121, the Company evaluates impairment of long-lived assets on a business unit basis, rather than on an aggregate entity basis, whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. If the sum of the expected future undiscounted cash flows is less than the carrying amount of the asset, an impairment loss is recognized. Measurement of an impairment loss for long-lived assets is based on the fair value of the asset.

 (k) Effect of Accounting Pronouncement Not Yet Adopted

In 1997, the FASB issued FAS No. 131, Disclosures about Segments of an Enterprise and Related Information, which supersedes FAS No. 14, Financial Reporting for Segments of a Business Enterprise. This statement, which the Company was required to adopt in fiscal year 1998, requires public companies to report certain financial and descriptive information about their reportable operating segments, including related disclosures about products and services, geographic areas and major customers. The implementation of FAS No. 131 did not have a material effect on the Company's consolidated financial statements.

 (l) Reclassifications

Certain prior period financial statement balances have been reclassified to conform with the current period's presentation.

(2) Acquisitions

On July 23, 1997, the Company acquired certain assets of Diamond Rug & Carpet Mills, Inc. ("Diamond") and other assets owned by Diamond's principal shareholders for approximately $36,000, including acquisition costs, which consisted of $19,600 in cash, at closing, $7,000 in cash over the six-month period following closing and a $9,350 note payable in seven annual installments of principal plus interest at 6%. The acquisition was accomplished through a plan of reorganization filed by Diamond under Chapter 11 of the United States Bankruptcy Code.

                    MOHAWK INDUSTRIES, INC. AND SUBSIDIARIES

The Company completed its acquisitions of Newmark & James, Inc. and American Weavers, LLC on June 30, 1998 and August 10, 1998, respectively. Both of these acquisitions have been accounted for under the purchase method of accounting and their results are included in the Company's 1998 consolidated statement of earnings from the respective dates of acquisition.

On November 12, 1998, the Company acquired all of the outstanding capital stock of World in exchange for approximately 4,900 shares of the Company's common stock. The acquisition of World has been accounted for under the pooling-of-interests basis of accounting and, accordingly, the Company's historical consolidated financial statements have been restated to include the accounts and results of operations of World. The Company incurred before tax, nonrecurring charges aggregating $20,600 in 1998 related to the World Merger, of which $17,700 of the charge is recorded as non-operating expense and $2,900 of the charge is recorded as a writedown of World computer equipment that will be disposed of.

On March 9, 1999, the Company acquired all of the outstanding capital stock of Durkan in exchange for approximately 3,150 shares of the Company's common stock. The acquisition of Durkan has been accounted for under the pooling-of-interests basis of accounting and, accordingly, the Company's historical consolidated financial statements have been restated to include the accounts and results of operations of Durkan.

The results of operations previously reported by the separate enterprises and the combined amounts presented in the accompanying consolidated financial statements are presented below:

                                      Years Ended December
                                              31,
                                      --------------------
                                                           Nine Months Ended
                                                             September 26,
                                         1996      1997          1998
                                      ---------- --------- -----------------
                                                                (unaudited)
   Net sales:
     Mohawk.......................... $1,779,389 1,901,352     1,582,493
     World...........................    373,627   425,989       333,694
     Durkan..........................     86,455   101,744        81,602
                                      ---------- ---------     ---------
       Combined...................... $2,239,471 2,429,085     1,997,789
                                      ========== =========     =========

   Net earnings:
     Mohawk.......................... $   49,050    68,030        77,829
     World...........................      4,328     5,394         4,984
     Durkan..........................      3,564     6,139         7,329
                                      ---------- ---------     ---------
       Combined...................... $   56,942    79,563        90,142
                                      ========== =========     =========

Prior to the combination, World's fiscal year ended on the Sunday closest to June 30. In recording the pooling-of-interests combination, World's financial statements for the year ended December 31, 1998 were combined with Mohawk's consolidated financial statements for the same period. World's financial statements for the years ended June 29, 1997 and June 28, 1998 were combined with Mohawk's financial statements for the years ended December 31, 1996 and 1997, respectively. An adjustment has been made to stockholders' equity in the year ended

                    MOHAWK INDUSTRIES, INC. AND SUBSIDIARIES

December 31, 1998 to eliminate the effect of including World's results of operations for the six months ended June 28, 1998 in the Company's consolidated financial statements for the years ended December 31, 1997 and 1998. There were no significant intercompany transactions between Mohawk and World prior to the combination.

Prior to the combination, Durkan's fiscal year ended on the Saturday nearest February 28. In recording the pooling-of-interests combination, Durkan's financial statements for the years ended March 1, 1997, February 28, 1998 and February 27, 1999,were combined with Mohawk's financial statements for the years ended December 31, 1996, 1997 and 1998, respectively.

On January 29, 1999, the Company acquired certain assets of Image Industries, Inc. for approximately $193,000, including acquisition costs and the assumption of $30,000 of tax exempt debt. The acquisition will be accounted for using the purchase method of accounting.

(3) Receivables

Receivables are as follows:

                                                                As of December
                                                                     31,
                                                               ----------------
                                                                 1997    1998
                                                               -------- -------
   Customers, trade..........................................  $350,277 385,768
   Other.....................................................     1,440   3,687
                                                               -------- -------
                                                                351,717 389,455
   Less allowance for discounts, returns, claims and doubtful
    accounts.................................................    52,235  57,881
                                                               -------- -------
       Net receivables.......................................  $299,482 331,574
                                                               ======== =======

(4) Inventories

The components of inventories are as follows:

                                                                 As of December
                                                                      31,
                                                                ----------------
                                                                  1997    1998
                                                                -------- -------
   Finished goods.............................................. $188,328 219,776
   Work in process.............................................   56,597  60,266
   Raw materials...............................................  132,963 143,795
                                                                -------- -------
       Total inventories....................................... $377,888 423,837
                                                                ======== =======

                    MOHAWK INDUSTRIES, INC. AND SUBSIDIARIES

(5) Property, Plant and Equipment

Following is a summary of property, plant and equipment:

                                                                 As of December
                                                                      31,
                                                                ----------------
                                                                  1997    1998
                                                                -------- -------
   Land........................................................ $ 13,617  14,330
   Buildings and improvements..................................  167,611 177,330
   Machinery and equipment.....................................  562,531 610,338
   Furniture and fixtures......................................   20,679  33,667
   Leasehold improvements......................................    4,267   5,040
   Construction in progress....................................   21,282  43,237
                                                                -------- -------
                                                                 789,987 883,942
   Less accumulated depreciation and amortization..............  366,963 429,045
                                                                -------- -------
     Net property, plant and equipment......................... $423,024 454,897
                                                                ======== =======

Property, plant and equipment includes capitalized interest of $1,180, $799 and $1,661 in 1996, 1997 and 1998, respectively.

During 1998, the Company recorded a charge of $2,900 related to a write-down of computer equipment acquired in the World acquisition that will be disposed of.

During 1997, the Company recorded a charge of $5,500 arising from a revision in the estimated fair value of certain property, plant and equipment held for sale based on current appraisals and other market information related to a mill closing in 1995.

During 1996, the Company recorded a charge of $3,060 arising from (a) the write-down of property, plant and equipment to be disposed of related to the closing of a manufacturing facility in 1996 and (b) a revision in the estimate of fair value of certain property, plant and equipment based on current market conditions related to mill closings in 1995.

(6) Other Assets

The components of other assets are summarized below:

                                                              As of December
                                                                    31,
                                                              ---------------
                                                               1997    1998
                                                              ------- -------
   Goodwill, net of accumulated amortization of $8,266 and
    $10,363, respectively.................................... $59,823  85,972
   Other assets..............................................  18,075  16,369
                                                              ------- -------
     Total other assets...................................... $77,898 102,341
                                                              ======= =======

                    MOHAWK INDUSTRIES, INC. AND SUBSIDIARIES

(7) Long-Term Debt

On April 15, 1997, the Company amended and restated its credit agreement to provide for an interest rate of either (i) LIBOR plus 0.2% to 0.5%, depending upon the Company's performance measured against certain financial ratios, or
(ii) the prime rate less 1.0%. Additionally, the termination date of the credit agreement was extended to May 15, 2002. At December 31, 1998, the Company had credit availability of $250,000 under its revolving credit line of which $121,078 was unused. The credit agreement contains customary financial and other covenants and restricts cumulative dividend payments to $10,000 as adjusted based on the Company's performance and dividend payments. The Company must pay an annual facility fee ranging from .0015 to .0025 of the total credit commitment, depending upon the Company's performance measured against specific coverage ratios, under the revolving credit line.

The capital stock of each of the Company's subsidiaries has been pledged as collateral under the credit agreement, the term loans and the senior notes.

On February 7, 1997, World amended the terms of its revolving and term loan facility. Under the amended terms, World could borrow up to $102,000, based on eligible accounts receivable and inventory balances. Interest on the revolving credit facility was payable monthly at a rate equal to the prime rate minus
 .25% or LIBOR plus 2% (8.25% at June 28, 1998). Interest on the term loans was payable monthly at a rate equal to the prime rate plus .25% or LIBOR plus 2.5% (8.5% at June 28, 1998). The term loans were payable in sixty equal monthly principal installments of approximately $321, plus interest at the rate stated above. The loans were secured by substantially all accounts receivable, inventory and property, plant and equipment of World. Under the terms of the revolving line of credit agreement, World incurred a fee equal to 3/8% per year on the unused balance of the revolving line of credit. The revolving and term loan facility was paid in full in 1998.

On January 28, 1999, the Company amended and restated its credit agreement to increase the total availability to $450,000, comprised of the Tranche A commitment of $250,000 due on January 28, 2004 and the Tranche B commitment of $200,000 due on January 27, 2000.

                    MOHAWK INDUSTRIES, INC. AND SUBSIDIARIES

Long-term debt consists of the following:

                                                                 1997    1998
                                                               -------- -------
   Revolving line of credit, due May 15, 2002................. $ 48,800 128,922
   World revolving line of credit, due February 7, 2002.......   58,872     --
   World term loans...........................................   21,857     --
   Durkan term loans, interest payable at prime or LIBOR plus
    1.5% to 3.0%, payable in monthly installments of $207.....   14,228  11,696
   Durkan revolving line of credit, interest payable at LIBOR
    plus 1.25% to 2.75%, due November 1999....................    4,967   3,277
   Note payable to Durkan officer, interest payable at 8.5%,
    due February 2000                                             5,400   5,400
   8.46% senior notes, payable in annual principal
    installments beginning in 1998, due September 16, 2004,
    interest payable quarterly................................  100,000  85,714
   7.14%-7.23% senior notes, payable in annual principal
    installments beginning in 1997, due September 1, 2005,
    interest payable semiannually.............................   75,556  66,111
   8.48% term loans, payable in annual principal installments beginning in 1996, due October 26, 2002, interest payable
    quarterly.................................................   28,571  22,857
   9.5% senior notes, payable in annual principal
    installments, due April 1, 1998, interest payable
    semiannually..............................................    3,750     --
   7.58% senior notes, payable in annual principal
    installments beginning in 1997, due July 30, 2003,
    interest payable semiannually.............................    8,571   7,143
   6% term note, payable in annual principal and interest
    installments beginning in 1998, due July 23, 2004.........    9,350   8,014
   Industrial Revenue Bonds and other.........................   22,932  37,955
                                                               -------- -------
     Total long-term debt.....................................  402,854 377,089
   Less current portion.......................................   43,506  44,424
                                                               -------- -------
     Long-term debt, excluding current portion................ $359,348 332,665
                                                               ======== =======

  The aggregate maturities of long-term debt as of December 31, 1998 are as follows:

     1999.............................................................. $ 44,424
     2000..............................................................   44,534
     2001..............................................................   33,396
     2002..............................................................  162,277
     2003..............................................................   27,435
     Thereafter........................................................   65,023
                                                                        --------
                                                                        $377,089
                                                                        ========

                    MOHAWK INDUSTRIES, INC. AND SUBSIDIARIES

(8) Accounts Payable and Accrued Expenses

Accounts payable and accrued expenses are as follows:

                                                              As of December 31,
                                                                1997      1998
                                                              --------- ---------
   Outstanding checks in excess of cash...................... $  33,655   26,894
   Accounts payable, trade...................................   147,131  158,929
   Accrued expenses..........................................    74,867  126,702
   Accrued compensation......................................    43,902   51,844
                                                              --------- --------
     Total accounts payable and accrued expenses.............  $299,555  364,369
                                                              ========= ========

(9) Stock Options and Stock Compensation

Under the Company's 1992 and 1993 stock option plans, options may be granted to directors and key employees through 2002 and 2003 to purchase a maximum of 2,250 and 675 shares of common stock, respectively. During 1998, options to purchase 165 and 9 shares, respectively, were granted under these plans. Options granted under each of these plans expire ten years from the date of grant and become exercisable at such dates and at prices as determined by the Compensation Committee of the Company's Board of Directors.

During 1996, the Company adopted the 1997 Non-Employee Director Stock Compensation Plan. The plan provides for awards of common stock of the Company for non-employee directors to receive in lieu of cash for their annual retainers. During 1998, a total of 3 shares were awarded to the non-employee directors under the plan.

During 1997, the Board of Directors adopted the 1997 Long-Term Incentive Plan whereby the Company reserved 2,550 shares of common stock for issuance in connection with options and awards. During 1998, a total of 21 shares were awarded under this plan.

Additional information relating to the Company's stock option plans follows:

                                            1996         1997        1998
                                         -----------  ----------  -----------
   Options outstanding at beginning of
    year...............................        3,839       2,142        1,568
   Options granted.....................          621          65          174
   Options exercised...................       (2,069)       (460)        (316)
   Options canceled....................         (249)       (179)         (39)
                                         -----------  ----------  -----------
   Options outstanding at end of year..        2,142       1,568        1,387
                                         ===========  ==========  ===========
   Options exercisable at end of year..          655         742          686
                                         ===========  ==========  ===========
   Option prices per share:
   Options granted during the year.....  $9.94-11.33  5.67-19.38  17.23-32.31
                                         ===========  ==========  ===========
   Options exercised during the year...  $ .01-14.50   .02-19.17   5.67-19.38
                                         ===========  ==========  ===========
   Options canceled during the year....  $5.67-19.17  5.67-19.17   5.67-31.94
                                         ===========  ==========  ===========
   Options outstanding at end of year..  $ .03-19.17  5.61-19.38   5.61-32.31
                                         ===========  ==========  ===========

                    MOHAWK INDUSTRIES, INC. AND SUBSIDIARIES

A charge of $2,600 was recorded in the fourth quarter of 1997, for income tax reimbursements to be made to certain executives for the exercise of stock options. The income tax reimbursements were recorded in connection with stock options granted in 1988 and 1989 related to the Company's 1988 leveraged buyout. The agreements allowed the Company to receive an income tax benefit on its tax return for the tax effect of the taxable compensation provided to the individuals upon the exercise of these options. Such income tax benefit resulted in a direct increase in stockholders' equity of $7,606 in 1996 primarily from the exercise of these options.

FAS No. 123, Accounting for Stock-Based Compensation, established a new method of accounting for stock-based compensation arrangements with an entity's employees. The new method is a fair value based method rather than the intrinsic value based method prescribed by APB No. 25, Accounting for Stock Issued to Employees. FAS No. 123 allows entities to retain the current approach set forth in APB No. 25 for recognizing stock-based compensation expense in the basic financial statements. Entities electing to apply the provisions of APB No. 25 are required to make pro forma disclosures of net earnings and earnings per share as if the fair value based method had been used. The Company continues to apply the provisions of APB No. 25 for purposes of measuring compensation cost in adopting FAS No. 123. The effect of the pro forma disclosures on the Company's results of operations for the years presented is immaterial.

(10) Employee Benefit Plans

The Company has a 401(k) retirement savings plan (the "Plan") open to substantially all of its employees who have completed one year of eligible service. The Company contributes $0.50 for every $1.00 of employee contributions up to a maximum of 4% of the employee's salary. Employee and employer contributions to the Plan were $6,499 and $2,132 in 1996, $9,334 and $3,075 in 1997 and $12,345 and $4,213 in 1998, respectively.

A portion of the employees who were not eligible to participate in the Plan participated in a defined contribution profit sharing plan through June 1997. After June 1997, the employee balances in the profit sharing plan were rolled over into the 401(k) retirement savings plan. Contributions were discretionary and the Company expensed $2,130 and $991 for the years ended December 31, 1996 and 1997, respectively.

World maintains the World Carpet Savings Retirement Plan (the "World Plan"), a defined contribution 401(k) plan covering substantially all World employees. Employees are eligible to participate upon completion of one year of service. Under the terms of the World Plan, World may match employee contributions up to a maximum of 2% of the employee's salary and employees vest in the contributions based on years of credited service. For the years ended December 31, 1996, 1997 and 1998, World contributed approximately, $629, $698 and $703 to the World Plan, respectively.

Durkan maintains a 401(k) retirement savings plan (the "Durkan Plan") open to substantially all of Durkan's employees, Durkan contributes $0.50 for every $1.00 of employee contributions up to a maximum of 6% of eligible wages. For the years ended December 31, 1996, 1997 and 1998, Durkan contributed approximately $211, $265 and $328 to the Durkan Plan, respectively.

                    MOHAWK INDUSTRIES, INC. AND SUBSIDIARIES

(11) Restructuring Costs

During the fourth quarter of 1996, the Company decided to close a spinning mill in Belton, South Carolina, the operations of which are being consolidated into other Mohawk facilities. For the year ended December 31, 1996, the Company recorded restructuring costs of $700 related to employee termination benefits, environmental clean-up and other costs associated with the mill closing. The after-tax effect of the restructuring costs for the year was $415. Additionally, in 1996 the Company made payments of $1,125 and reclassed $5,266 to other liability or reserve accounts in connection with mill closings in 1996 and prior years.

(12) Income Taxes

Income tax expense attributable to earnings before income taxes for the years ended December 31, 1996, 1997 and 1998 consists of the following:

                                                         Current Deferred  Total
                                                         ------- --------  ------
   1996:
     U.S. federal....................................... $33,139     949   34,088
     State and local....................................   2,912   3,395    6,307
                                                         ------- -------   ------
                                                         $36,051   4,344   40,395
                                                         ======= =======   ======
   1997:
     U.S. federal....................................... $45,921  (2,540)  43,381
     State and local....................................   9,077    (592)   8,485
                                                         ------- -------   ------
                                                         $54,998  (3,132)  51,866
                                                         ======= =======   ======
   1998:
     U.S. federal....................................... $75,985 (11,485)  64,500
     State and local....................................  17,761  (2,709)  15,052
                                                         ------- -------   ------
                                                         $93,746 (14,194)  79,552
                                                         ======= =======   ======

Income tax expense attributable to earnings before income taxes differs from the amounts computed by applying the statutory U.S. federal income tax rate to earnings before income taxes as follows:

                                                          1996    1997   1998
                                                         ------- ------ ------
   Computed "expected" tax expense...................... $33,979 45,909 68,182
   State and local income taxes, net of federal income
    tax benefit.........................................   2,377  4,810  9,784
   Amortization of goodwill.............................     519    472    746
   Other, net...........................................   3,520    675    840
                                                         ------- ------ ------
                                                         $40,395 51,866 79,552
                                                         ======= ====== ======

                    MOHAWK INDUSTRIES, INC. AND SUBSIDIARIES

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 1997 and 1998 are presented below:

                                                                1997     1998
                                                              --------  -------
   Deferred tax assets:
     Accounts receivable..................................... $ 19,511   16,845
     Inventories.............................................      990    6,946
     Accrued expenses........................................   18,674   28,583
     Purchased net operating loss carryforwards..............    6,025      --
     Other...................................................    1,386    1,990
                                                              --------  -------
       Gross deferred tax assets.............................   46,586   54,364
                                                              --------  -------
   Deferred tax liabilities:
     Plant and equipment.....................................  (33,824) (33,105)
     Other...................................................   (4,500)     --
                                                              --------  -------
       Gross deferred tax liabilities........................  (38,324) (33,105)
                                                              --------  -------
       Net deferred tax asset ............................... $  8,262   21,259
                                                              ========  =======

Based upon the level of historical and projected taxable income over periods which the deferred tax assets are deductible, the Company's management believes it is more likely than not the Company will realize the benefits of these deductible differences at December 31, 1998.

(13) Commitments and Contingencies

The Company is obligated under various operating leases for office and manufacturing space, machinery and equipment.

Future minimum lease payments under noncancelable operating leases (with initial or remaining lease terms in excess of one year) at December 31, 1998 are:

     Years Ending December 31,
     -------------------------
     1999.............................................................. $18,517
     2000..............................................................  16,101
     2001..............................................................  12,067
     2002..............................................................   8,251
     2003..............................................................   6,675
     Thereafter........................................................   5,066
                                                                        -------
     Total minimum lease payments...................................... $66,677
                                                                        =======

Rental expense under operating leases was $18,172, $20,970 and $27,347 in 1996, 1997 and 1998, respectively.

                    MOHAWK INDUSTRIES, INC. AND SUBSIDIARIES

In December 1995, the Company and four other carpet manufacturers were added as defendants in a purported class action lawsuit, In re Carpet Antitrust Litigation, pending in the United States District Court for the Northern District of Georgia, Rome Division. The amended complaint alleges price fixing regarding polypropylene products in violation of Section One of the Sherman Act. In September 1997, the Court determined that the plaintiffs met their burden of establishing the requirements for class certification and granted the plaintiffs' motion to certify the class. The Company is a party to two consolidated lawsuits captioned Gaehwiler v. Sunrise Carpet Industries, Inc. et. al. and Patco Enterprises, Inc. v. Sunrise Carpet Industries, Inc. et. al.; both of which were filed in the Superior Court of the State of California, City and County of San Francisco in 1996. Both complaints were brought on behalf of a purported class of indirect purchasers of carpet in the State of California and seek damages for alleged violations of California antitrust and unfair competition laws. The complaints filed do not specify any amount of damages but do request for any unlawful conduct to be enjoined and treble damages plus reimbursement for fees and costs. In October 1998, two plaintiffs, on behalf of an alleged class of purchasers of nylon carpet products, filed a complaint in the United States District Court for the Northern District of Georgia against the Company and two of its subsidiaries as well as a competitor and one of its subsidiaries. The complaint alleges that the Company acted in concert with other carpet manufacturers to restrain competition in the sale of certain nylon carpet products. The Company has filed an answer and denied the allegations in the complaint and set forth its defenses. In February 1999, a similar complaint was filed in the Superior Court of the State of California, City and County of San Francisco, on behalf of a purported class based on indirect purchases of nylon carpet in the State of California and alleges violations of California antitrust and unfair competition laws. The complaints described above do not specify any specific amount of damages but do request injunctive relief and treble damages plus reimbursement for fees and costs. The Company believes it has meritorious defenses and intends to vigorously defend against these actions.

(14) Consolidated Statements of Cash Flows Information

Supplemental disclosures of cash flow information are as follows:

                                                            For the Years Ended
                                                               December 31,
                                                           ---------------------
                                                            1996    1997   1998
                                                           ------- ------ ------
Net cash paid during the year for:
  Interest................................................ $40,207 37,849 30,852
                                                           ======= ====== ======
  Income taxes............................................ $25,946 55,882 75,640
                                                           ======= ====== ======

                    MOHAWK INDUSTRIES, INC. AND SUBSIDIARIES

(15) Quarterly Financial Data (Unaudited)

The supplemental quarterly financial data are as follows:


                                                      Quarters Ended
                                           -------------------------------------
                                           March 29, June 28, Sept. 27, Dec. 31,
                                             1997      1997     1997      1997
                                           --------- -------- --------- --------
   Net sales.............................. $537,145  607,059   626,751  658,130
   Gross profit...........................  118,336  140,857   146,270  154,401
   Net earnings...........................    9,617   21,514    23,514   24,918
   Basic earnings per share...............     0.16     0.36      0.39     0.41
   Diluted earnings per share.............     0.16     0.36      0.39     0.41
                                                      Quarters Ended
                                           -------------------------------------
                                           March 28, June 27, Sept. 26, Dec. 31,
                                             1998      1998     1998      1998
                                           --------- -------- --------- --------
   Net sales.............................. $589,521  689,369   718,899  747,211
   Gross profit...........................  136,743  177,933   178,579  190,929
   Net earnings...........................   17,135   35,947    37,060   25,112
   Basic earnings per share...............     0.28     0.60      0.61     0.42
   Diluted earnings per share.............     0.28     0.59      0.61     0.41

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

No dealer, salesperson, or other person has been authorized to give any information or to make any representations not contained in this prospectus. If any such information is given or any such representations are made, they must not be relied upon as having been authorized by Mohawk or the selling stockholders. This prospectus does not constitute an offer to sell, or a solicitation of an offer to buy any of the shares of Mohawk common stock offered hereby, to any person in any jurisdiction in which such offer or solicitation is unlawful. Neither the delivery of this prospectus nor any sale made hereunder shall, under any circumstances, create any implication that the information herein is correct as of any time subsequent to the date hereof or that there has been no change in the affairs of Mohawk since such date.

                               ----------------

                               TABLE OF CONTENTS

                                                                          Page
                                                                          ----
The Company..............................................................   2
Risk Factors.............................................................   3
Use of Proceeds..........................................................   5
Selected Supplemental Consolidated Financial Information.................   6
Management's Discussion and Analysis of Supplemental Financial Condition
 and Results of Operations...............................................   8
Selling Stockholders.....................................................  13
Plan of Distribution.....................................................  14
Where You Can Find More Information......................................  15
Legal Opinion............................................................  16
Experts..................................................................  16
Index to Supplemental Consolidated Financial Statements..................  17

                               ----------------


--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------


                                     MOHAWK
                                INDUSTRIES, INC.

                                  Common Stock



                               ----------------

                                   PROSPECTUS

                               ----------------



--------------------------------------------------------------------------------
--------------------------------------------------------------------------------